SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

24 May 2018

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

 No.1 Regulatory News Service Announcement, dated 24 May 2018 re: Result of AGM

24 May 2018

ANNUAL GENERAL MEETING OF LLOYDS BANKING GROUP PLC

Following the annual general meeting held today at the Edinburgh International Conference Centre in Scotland, Lloyds Banking Group plc announces that all the resolutions put to shareholders were passed by the requisite majorities.  Resolutions 1 to 20 (inclusive) were passed as ordinary resolutions.  Resolutions 21 to 27 (inclusive) were passed as special resolutions.  A poll was held on each of the resolutions proposed.  The results of the polls are as follows:
Resolution		Votes For	% of Votes Cast	Votes Against	% of Votes Cast	Total Votes Validly Cast	Total Votes Cast as a % of the Ordinary Shares in Issue	Votes Withheld
1	Receive the report and accounts for the year ended 31 December 2017	50,412,214,316	99.71	144,650,728	0.29	50,556,865,044	70.01%	158,533,416
2	Election of Lord Lupton	50,611,326,977	99.84	82,847,630	0.16	50,694,174,607	70.20%	20,833,283
3	Re-election of Lord Blackwell	49,937,212,157	98.50	759,076,027	1.50	50,696,288,184	70.20%	19,039,178
4	Re-election of Mr J Colombás	50,565,895,571	99.76	120,296,906	0.24	50,686,192,477	70.19%	19,711,631
5	Re-election of Mr M G Culmer	50,504,802,253	99.62	190,877,867	0.38	50,695,680,120	70.20%	19,539,691
6	Re-election of Mr A P Dickinson	50,393,548,384	99.41	301,277,440	0.59	50,694,825,824	70.20%	20,352,881
7	Re-election of Ms A M Frew	50,032,631,648	98.69	661,810,714	1.31	50,694,442,362	70.20%	19,039,522
8	Re-election of Mr S P Henry	50,184,766,859	98.99	510,470,353	1.01	50,695,237,212	70.20%	19,898,194
9	Re-election of Mr A Horta-Osório	50,585,088,105	99.77	114,326,113	0.23	50,699,414,218	70.20%	16,031,864
10	Re-election of Ms D D McWhinney	50,212,242,371	99.05	483,322,915	0.95	50,695,565,286	70.20%	19,534,669
11	Re-election of Mr N E T Prettejohn	50,603,106,992	99.82	91,748,384	0.18	50,694,855,376	70.20%	20,250,211
12	Re-election of Mr S W Sinclair	50,253,895,044	99.13	441,146,451	0.87	50,695,041,495	70.20%	20,050,905
13	Re-election of Ms S V Weller	50,408,924,604	99.44	286,395,931	0.56	50,695,320,535	70.20%	19,781,690
14	Approval of Annual Report on Remuneration section of the Directors' Remuneration Report	39,664,392,332	79.22	10,405,159,481	20.78	50,069,551,813	69.33%	645,476,735
15	Approval of a final ordinary dividend of 2.05 pence per ordinary share	50,694,780,013	99.98	11,957,962	0.02	50,706,737,975	70.21%	8,787,169
16	Re-appointment of the auditor	48,802,070,950	96.26	1,897,818,858	3.74	50,699,889,808	70.20%	14,834,655
17	Authority to set the remuneration of the auditor	50,578,414,696	99.77	116,792,565	0.23	50,695,207,261	70.20%	15,243,976
18	Authority to make political donations or to incur political expenditure	49,887,776,103	98.45	787,585,005	1.55	50,675,361,108	70.17%	23,501,648
19	Directors' authority to allot shares	47,369,654,868	93.47	3,309,847,025	6.53	50,679,501,893	70.18%	19,198,102
20	Directors' authority to allot shares in relation to the issue of Regulatory Capital Convertible Instruments	49,506,467,694	97.76	1,134,445,858	2.24	50,640,913,552	70.12%	69,296,759
21	Limited disapplication of pre-emption rights (ordinary shares)	49,946,683,141	98.55	737,090,483	1.45	50,683,773,624	70.18%	30,894,482
22	Limited disapplication of pre-emption rights (financing an acquisition or other capital investment)	48,345,303,738	95.40	2,332,910,926	4.60	50,678,214,664	70.17%	30,010,973
23	Limited disapplication of pre-emption rights (Regulatory Capital Convertible Instruments)	48,649,967,415	95.99	2,034,137,426	4.01	50,684,104,841	70.18%	30,472,373
24	Authority to purchase own ordinary shares	49,923,394,734	98.53	745,983,546	1.47	50,669,378,280	70.16%	45,815,301
25	Authority to purchase own preference shares	50,568,092,142	99.80	99,456,946	0.20	50,667,549,088	70.16%	47,440,263
26	Adoption of new articles of association	50,655,362,300	99.94	29,945,820	0.06	50,685,308,120	70.18%	29,433,837
27	Notice period for general meetings	48,237,730,409	95.16	2,453,398,174	4.84	50,691,128,583	70.19%	23,648,359

Notes

For all resolutions, as at 6.30 pm on 22 May 2018 (the time at which shareholders who wanted to attend, speak and vote at the meeting were required to have their details entered in the register of members), there were 72,216,988,490 ordinary shares in issue.

225 ordinary shareholders or persons representing ordinary shareholders attended the meeting. Ordinary shareholders are entitled to one vote per share. Votes withheld are not votes and, therefore, have not been counted in the calculation of the proportion of votes for and against a resolution. In accordance with the UK Listing Authority's Listing Rules, copies of the resolutions will be submitted to the National Storage Mechanism and will shortly be available for inspection at www.morningstar.co.uk/uk/nsm

Resolution 14

We welcome the broad shareholder support for our 2017 Remuneration Report.  Shareholder discussions and voting outcomes in recent years, in particular the 98 per cent vote for the Directors Remuneration Policy in 2017, suggest that our policy and approach to executive remuneration are appropriate.

We actively engage with our shareholders and representative bodies, including the proxy advisors, to ensure that we are aware of their views, and as a consequence in 2017 we made significant enhancements to the level of disclosure.

The Board notes that while the resolution to approve the Remuneration Report was passed with a substantial majority of close to 80%, there were a significant number of votes opposing the resolution.  Going forward, we will engage further with all shareholders and proxy advisors to discuss the Group's approach to remuneration with a view to further simplifying and enhancing our disclosure.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 24 May 2018